FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November 2004

                        Commission File Number: 001-10378

                                     AVENTIS
                 (Translation of registrant's name into English)


                            67917 Strasbourg, cedex 9
                                     France
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F X   [X]          Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [ ]               No    [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable


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       On November 9, 2004, Sanofi-Aventis issued the press release attached hereto as Exhibit 99.1 stating that Aventis had announced that Aventis had sent to Genta Inc. a notice of termination of the agreements entered into by Aventis and Genta relating to the development of Genasense(R) (oblimersen sodium).
Exhibit 99.1 is incorporated herein by reference.


                                  EXHIBIT LIST


EXHIBIT NO.                                        DESCRIPTION
-------------------     --------------------------------------------------------

Exhibit 99.1 Press Release dated November 9, 2004, issued by Sanofi-Aventis, stating that Aventis had announced that Aventis had sent to Genta a notice of termination of the agreements entered into by Aventis and Genta relating to Genasense(R)


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         AVENTIS
                                                       (Registrant)

Date: November 9, 2004                     By:  /s/ Jean-Claude Leroy
                                              ----------------------------------
                                            Name:   Jean-Claude Leroy
                                            Title:  Member of the Management
                                                     Board and Chief Financial
                                                         Officer

                                  EXHIBIT INDEX


EXHIBIT NO.                                   DESCRIPTION
--------------------------------------------------------------------------------
Exhibit 99.1 Press Release dated November 9, 2004, issued by Sanofi-Aventis, stating that Aventis had announced that Aventis had sent to Genta a notice of termination of the agreements entered into by Aventis and Genta relating to Genasense(R)